[GRAPHIC OMITTED] ACERGY

NEWS RELEASE

                 ACERGY S.A. $85 MILLION CONTRACT AWARD IN ASIA

London, England - July 03 2007 - Acergy S.A. (NASDAQ NM: ACGY; Oslo Stock
Exchange: ACY) announced today the award of an $85 million contract from Apache Energy on behalf of its joint venture with Inpex Corporation, for installation work on the Van Gogh field in Australia.

The Van Gogh contract is for the installation and tie-in of flowlines, risers, manifolds and an FPSO mooring on the North West Shelf of Australia in a water depth of 400 metres, with offshore work commencing in the third quarter of 2008.

Engineering work starts immediately for offshore installation and tie-in work from the Toisa Proteus, the leading multi purpose heavy construction vessel that recently joined the Acergy fleet.

Jeff Champion, Vice President Acergy Asia and Middle East said, "The Van Gogh contract award follows our move to dedicate the Toisa Proteus to the Asia & Middle East region and our increased capacity to engineer and execute construction projects in increasingly deeper waters of this rapidly expanding market."

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Acergy S.A. is a seabed-to-surface engineering and construction contractor for the offshore oil and gas industry worldwide. We plan, design and deliver complex, integrated projects in harsh and challenging environments. We operate internationally as one group - globally aware and locally sensitive, sharing our expertise and experience to create innovative solutions. We are more than solution providers, we are solution partners - ready to make long-term investments in our people, assets, know-how and relationships in support of our clients.
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CONTACTS:
Julian Thomson / Karen Menzel
Acergy S.A.
UK +44 207 290 1743 / +44 207 290 1744
US  +1 877 603 0267 (toll free)
julian.thomson@acergy-group.com / karen.menzel@acergy-group.com

www.acergy-group.com

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